Exhibit 3.1

AMENDMENT NO. 3 TO
FIFTH AMENDED AND RESTATED BYLAWS
OF CENTERLINE HOLDING COMPANY

This Amendment No. 3 to the Fifth Amended and Restated Bylaws of Centerline Holding Company, a Delaware statutory trust (the "Trust"), as amended (the "Bylaws"), was approved by the Trust's Board of Trustees effective as of December 10, 2008 (the "Amendment"):

WHEREAS, Article XIV of the Bylaws provides that the Board of Trustees (as defined in the Second Amended and Restated Trust Agreement of the Trust, dated November 17, 2003, as amended) shall have the exclusive power to adopt, alter or repeal any provision of the Bylaws and to make new Bylaws.

NOW, THEREFORE, Article III, Section 2(m) of the Bylaws be, and hereby is, deleted in its entirety.

Except to the extent expressly amended by the terms of this Amendment, the Bylaws shall remain in full force and effect.